

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2020

Jason Kiser
Chief Executive Officer
CONX Corp.
5701 S. Santa Fe Dr.
Littleton, CO 80120

      Re: CONX Corp.
          Draft Registration Statement on Form S-1
          Submitted September 3, 2020
          CIK No. 0001823000

Dear Mr. Kiser:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1. We note you have a dual class structure, with Class B common stock having 10 votes per share and Class A common stock having one vote per share, and that your initial stockholders will hold approximately 71.4% of the voting power of your outstanding shares of common stock immediately following the closing of this offering, including, if submitted to a vote of your stockholders, your initial business combination. Please revise the cover page and where appropriate to clearly disclose the extent to which this feature is novel or uncommon as compared to offerings of other similar special purpose acquisition companies.

2.   Please disclose on the cover page that you are a controlled company and, as a result, holders of Class B shares will be able to control any action requiring the approval of your stockholders, including the election of your board of directors, the adoption of amendments to your certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of your assets or other major corporate transaction.

Founder Shares, page 124

3.   You state that the founder shares are not transferable, assignable or salable, subject to certain exceptions, until specified dates. Please discuss the limited exceptions and clarify whether the transfer of Class B shares may trigger mandatory conversion of the shares.

        You may contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 if you have any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Scott D. Miller, Esq.